Litigation and Legal Fees
The Fund had recently been involved in litigation with its shareholder, Bulldog Investors General Partnership. The purpose of this litigation was to enforce provisions of the Funds declaration of trust which generally limits ownership of the Fund to not more than 9.8 percent of the Funds outstanding shares. The parties to this litigation entered into a settlement agreement in June 2008, and on July 1, 2008 the court granted the parties joint motion to dismiss this litigation, effectively ending the litigation. During the year ended December 31, 2008, the Fund incurred approximately 469,983 dollars of legal expenses in connection with the Bulldog litigation and related matters.